Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Evercharm Holdings Limited	British Virgin Islands	100%
Zhejiang Great Shengda Packaging Co., Ltd.	PRC	100%
Zhejiang Shengda Color Pre-printing Co., Ltd.	PRC	100%
Hangzhou Shengming Paper Co., Ltd.	PRC	100%
Jiangsu Shuangsheng Paper Technology Development Co., Ltd.	PRC	99.06%
Suzhou Asian & American Paper Products Co., Ltd.	PRC	100%
Jiangsu Great Shengda Concept Packaging Development Co., Ltd.	PRC	100%
Chengdu Shengda Zhongtian Packaging Co., Ltd.	PRC	55%
Hangzhou Xiaoshan Xiaosheng Paper Co., Ltd.	PRC	99.06%